SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

September 29, 2020

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

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paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

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If "Yes" is marked, indicate below the file number assigned to the
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Smith+Nephew expands in higher-growth extremities segment through planned acquisition of Integra LifeSciences' Extremity Orthopaedics business

29 September 2020

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business, announces that it has agreed to acquire the Extremity Orthopaedics business of Integra LifeSciences Holdings Corporation (NASDAQ:IART) for $240 million. The acquisition supports Smith+Nephew's strategy to invest in higher-growth segments.

This acquisition will significantly strengthen Smith+Nephew's extremities business by adding a combination of a focused sales channel, complementary shoulder replacement and upper and lower extremities portfolio, and an exciting new product pipeline.

The focused extremities commercial channel includes a specialised sales force and distributors, predominantly in the US as well as Canada and Europe.

The portfolio is highly complementary to Smith+Nephew's existing orthopaedics offering, in particular providing entry into the shoulder replacement and foot and ankle segments. The full portfolio includes devices, implants, and instruments which provide for shoulder replacement as well as reconstruction of bone in the hand, wrist and elbow (Upper Extremity) and foot and ankle (Lower Extremity). The US extremities segment has been growing at around 6-7% per annum1.

The Extremity Orthopaedics R&D pipeline includes a next-generation shoulder replacement system, which is expected to be ready for full commercial launch in 2022.

Skip Kiil, President, Global Orthopaedics at Smith+Nephew, said:

"Integra's Extremity Orthopaedics business is an established global player in the rapidly growing extremities segment, including total shoulder replacement, and has a well-regarded specialised sales channel and a strong pipeline of new products. This strategic acquisition represents a significant opportunity to strengthen Smith+Nephew's position in a high-value area and allows us to offer a leading extremities portfolio to customers."

Peter Ligotti, Senior Vice President, Extremity Orthopaedics, Integra LifeSciences, said:

"We are looking forward to joining an organisation that is committed to growing and expanding its orthopaedic product portfolio. We are excited for the opportunities ahead as we continue to advance orthopaedic innovations for our customers and improve patient outcomes."
The business operates from facilities in Austin, Texas, which includes a surgeon training facility, as well as in Lyon, France. It is expected that around 300 employees will join Smith+Nephew on completion.

Transaction details

The value of the transaction is $240 million which will be financed from existing cash and debt facilities.

The business generated revenue of $90 million in 2019 and traded at a small loss. The business is expected to deliver double-digit revenue growth and be slightly dilutive to trading profit in 2021 and 2022. The Return on Invested Capital (ROIC) is expected to meet or exceed our Weighted Average Cost of Capital (WACC) by the fifth year.

The acquisition is expected to complete around the end of 2020, subject to the satisfaction of customary conditions including consultation with employee representative bodies.

Enquiries
Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

References
1 Data from SmartTrak

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business that exists to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 17,500+ employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Advanced Wound Management and Sports Medicine & ENT. Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.1 billion in 2019. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn, Instagram or Facebook.

About Integra
Integra LifeSciences is a global leader in regenerative technologies, neurosurgical and extremity orthopedic solutions dedicated to limiting uncertainty for clinicians, so they can focus on providing the best patient care. Integra offers a comprehensive portfolio of high quality, leadership brands that include AmnioExcel®, Bactiseal®, Cadence®, Certas®, Codman®, CUSA®, DuraGen®, DuraSeal®, ICP Express®, Integra®, MediHoney®, MicroFrance®, PriMatrix®, Salto Talaris®, SurgiMend®, TCC-EZ®, Titan™ and VersaTru®. For the latest news and information about Integra and its products, please visit www.integralife.com.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: risks related to the impact of COVID-19, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of COVID-19; economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers (including, without limitation, as a result of COVID-19); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of COVID-19); competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: September 29, 2020

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary